TECOGEN INC.

45 First Avenue

Waltham, MA 02451

October 2, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Pamela A. Long, Assistant Director

RE:	Tecogen Inc.
Withdrawal of Registration Statements on Form S-1 and Form 8-A
File No. 333-189042

Ladies and Gentlemen:

Tecogen Inc. (“Company”) hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-189042), as initially filed with the Securities and Exchange Commission (“Commission”) on June 3, 2013 (“Registration Statement”), be withdrawn effective immediately. The Company also hereby requests that the Registration Statement on Form 8-A filed with the Commission on September 30, 2013 (“Form 8-A”) be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The offering was declared effective under Rule 430A, but none of the Company’s securities have been sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement and Form 8-A (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Kate Salley of Sullivan & Worcester LLP by email at ksalley@sandw.com or by fax at (617) 338-2880.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact our attorney, Kate Salley, at (617) 338-2800. Thank you for your assistance.

Very truly yours,

TECOGEN INC.

By:	/s/ John N. Hatsopoulos,
John N. Hatsopoulos,
Chief Executive Officer